CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in this Annual Report on Form 40-F of Alexco Resource Corp. of our report dated March 27, 2013 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 27, 2013